                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. ___)*




                         Pharmaceutical Resources, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  717125 9 10 8
                                 (CUSIP Number)

                                  Pamela Marrs
                                    Dey, Inc.
                          2751 Napa Valley Corp. Drive
                                 Napa, CA 94558
                                 (707) 224-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                            Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No.  717125 9 10 8
          --------------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (entities only)

                  Merck KGaA

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         |_|

6        Citizenship or Place of Organization

                  Germany

                           7        Sole Voting Power
  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  12,213,272
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   12,213,272
    With
                           10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           12,213,272

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       |_|

13       Percent of Class Represented By Amount in Row (11)            41.7%

14       Type of Reporting Person*

                           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

                  This Statement is being filed by Merck KGaA, a Kommanditgesellschaft auf Aktien organized under the laws of Germany ("KGaA" or the "Acquiror") and relates to the purchase by Lipha Americas, Inc. ("Lipha") of 12,213,272 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock") of Pharmaceutical Resources, Inc., a New Jersey corporation (the "Issuer" or the "Company"). Lipha is a substantially wholly-owned subsidiary of KGaA and KGaA may be deemed to be the beneficial owner of the Shares held by Lipha. KGaA is controlled by E. Merck, a German partnership, which holds approximately 74% of the shares of KGaA.

                  The class of securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is One Ram Ridge Road, Spring Valley, New York 10977.

Item 2.  Identity and Background.

                  The principal offices of the Acquiror and the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of the Acquiror is set forth in Schedule A attached hereto and incorporated herein by this reference. During the last five years, neither the Acquiror nor, to the best of the Acquiror's knowledge, any of the persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Clal Agreement

                  The Issuer, KGaA and Clal Pharmaceutical Industries Ltd. ("Clal"), a corporation organized under the laws of Israel, executed and delivered to each other a letter agreement, dated March 25, 1998 (the "Clal Agreement"), whereby KGaA agreed, itself or through an affiliate, to purchase (concurrently with and subject to the closing of the Lipha Agreement, as hereinafter defined) from Clal 1,813,272 shares of Common Stock of the Issuer that Clal owned at the greater of $2.00 per share or the price per share paid under the Lipha Agreement (the "Clal Purchase Price").

                  Pursuant to the Clal Agreement, KGaA or its affiliate must additionally pay Clal, on June 30, 2000, (x) the excess, if any, of the weighted per share average price of all trades in the Common Stock on the New York Stock Exchange during the thirty trading days immediately preceding June 30, 2000 over the Clal Purchase Price times (y) 500,000. Beginning five U.S. business days after June 30, 2001, Clal has the option under the Clal Agreement for five U.S. business days to require KGaA (or the Issuer, if KGaA and the Issuer agree) to purchase an additional 500,000 shares of Common Stock from Clal at a price of $2.50 per share. During the period beginning June 30, 1998 and ending five U.S. business days after June 30, 2001 (the "Post-Closing Period"), Clal may not, directly or indirectly: (i) sell or in any way encumber such 500,000 shares,
(ii) exercise certain registration rights with respect to such 500,000 shares,
(iii) acquire, directly or through any person under its control, any additional shares of Common Stock or other securities of the Issuer, (iv) enter into any agreement with any person other than the Issuer concerning the voting or transfer of any shares of Common Stock, (v) initiate or propose any transaction involving the Issuer, or (vi) recommend that any person engage in the activities specified in (iii) - (v) above. Further, Clal agreed, pursuant to the Clal Agreement, to vote its Common Stock in favor of the Lipha Agreement if the Lipha Agreement was approved by the Issuer's Board of Directors.

                  If Clal does not exercise the aforesaid option, Clal, KGaA or the Issuer have the option to require Clal to sell such 500,000 shares of Common Stock on the New York Stock Exchange and KGaA or the Issuer must, within five U.S. business days after ninety trading days beginning on the third trading day following the exercise of such option, purchase from Clal any such shares not so sold after ninety days at a price equal to the excess, if any, of (x) the weighted per share average price of all trades in the Common Stock on the New York Stock Exchange during the thirty trading days immediately preceding the last day of the Post-Closing period over (y) the aggregate proceeds realized by Clal from sales of such 500,000 shares of Common Stock during such ninety day period.

Lipha Agreement

                  On June 30, 1998 Lipha purchased from the Issuer 10,400,000 shares of Common Stock for $20,400,000 cash. On June 30, 1998 Genpharm, Inc., a corporation organized under the laws of Ontario, Canada ("Genpharm") and a wholly-owned subsidiary of KGaA, entered into a service agreement in consideration of an option (issued in the name of Genpharm) to purchase 351,040 shares of Common Stock for $2.00 per share at any time between July 10, 2001 and April 30, 2003. Also on June 30, 1998 KGaA entered into a service agreement in consideration of an option (issued in the name of KGaA) to purchase 820,000 shares of Common Stock for $2.00 per share at any time between July 10, 2001 and April 30, 2003. Pursuant to such service agreements (the "Service Agreements"), KGaA and Genpharm have each agreed to provide certain research and testing and management and promotional services to the Issuer. The Issuer has granted certain registration rights to Lipha, KGaA and Genpharm with respect to the shares of Common Stock held by them or subject to options held by them. Any of Lipha, KGaA or Genpharm may require Lipha to register such shares under the Securities Act of 1933 (the "Securities Act") up to five times beginning after March 31, 1999 (but not more than once in any twelve-month period) and may require the Company to include their shares of Common Stock in any registration under the Securities Act that the Company prepares.

                  On March 25, 1998 the Issuer and Genpharm entered into a distribution agreement (the "Distribution Agreement") pursuant to which the Issuer will distribute in the United States certain products of Genpharm.

                  The shareholders of the Issuer approved the Lipha Agreement and the transactions contemplated thereby at the Annual Meeting of Shareholders on June 26, 1998 (the "Shareholder Meeting").

                  Certain additional terms of the Lipha Agreement are set forth below:

                  Board of Directors and Management

                  Pursuant to the Lipha Agreement, Lipha nominated two members of the Issuer's board of directors to serve until 1999 and two members to serve until 2000, while three directors were nominated by the Issuer to serve until 2001 (the "Company Designees"). All such nominees were elected at the Shareholder Meeting. For three years Lipha may not cause, and must use its best efforts not to permit: (i) the removal, except for cause (as such term is defined and used under New Jersey corporate law), of any of the Company Designees serving as directors of the Company prior to the scheduled expiration of their terms or (ii) the shortening of any of such designees' terms as directors. In the event that any Company Designee resigns or cannot otherwise continue to serve as a director, the remaining Company Designee(s) will designate a replacement and, unless such replacement designee is not be reasonably satisfactory to Lipha, the Company and Lipha must use their reasonable best efforts to cause the appointment and/or election of such designated replacement to the Company's Board of Directors.

                  Lipha and the Company Designees jointly designate a two-member audit committee of the board, each of whom must qualify as independent outside directors in accordance with the rules and regulations of the New York Stock Exchange. Additionally, until July 1, 2001, the Company is required to maintain an executive committee of its board of directors and to appoint the Chairman of the Company, Kenneth I. Sawyer, as a member.

                  The Issuer is required to appoint Lipha's designee as the President and Chief Operating Officer of the Issuer and each of its subsidiaries. In connection with the closing of the Lipha Agreement, Mr. Sawyer
(i) agreed to serve as the Chairman and Chief Executive Officer of the Issuer and each of its subsidiaries; (ii) acknowledged that neither such arrangement constituted a breach or a violation of the terms of his employment agreement with the Issuer; and (iii) agreed to vote his Common Stock at the Shareholder Meeting in favor of the Lipha Agreement.

                  Rights Agreement

                  Pursuant to the Lipha Agreement, the Issuer amended its rights agreement to exempt the Lipha Agreement and associated transactions from the application thereof.

                  Standstill, Securities Issues, Right of First Refusal

                  Pursuant to the Lipha Agreement, the Company obtained the agreement of directors, officers and most employees of the Company not to exercise any options, warrants or other stock rights to purchase Common Stock except as specified in the Lipha Agreement. Further, the Company agreed to issue options and warrants, or other stock rights, under the Company's existing stock option or stock purchase plans only if the exercise date was no earlier than three years from the closing of the Lipha Agreement and on certain other conditions.

                  Pursuant to the Lipha Agreement, the Company granted Lipha a right of first refusal on any shares of Common Stock sold for cash only or other than pursuant to a registration under the Securities Act within six years of June 30, 1998.

                  Business Combinations and Related Party Transactions; Certain Amendments

                  The Lipha Agreement restricts Lipha's ability to cause or permit the Company to enter into, certain types of transactions for three years from June 30, 1998.

                  First, neither Lipha nor any of its affiliates or associates may, without the prior written consent of a majority of the Company Designees and the prior receipt from an independent nationally recognized investment bank of a written fairness opinion to the effect that the proposed transaction is fair (from a financial point of view) to all shareholders of the Company, (i) propose that the Company, or cause or permit the Company to, merge, consolidate or enter into any other business combination with or into another entity, (ii) propose that the Company, or cause or permit the Company to, sell, lease, pledge or otherwise dispose of all or any material portion of the assets of the Company, (iii) propose or make, or cause or permit the Company to propose or make, any exchange offer or tender offer for, or repurchase of, any securities of the Company or (iv) propose that the Company, or cause or permit the Company to, recapitalize, liquidate, dissolve or, to the extent it would cause the Company not to be publicly-held, reorganize.

                  Second, Lipha may not cause, and must use its reasonable best efforts not to permit, the Company to agree to any amendment, modification or waiver of or take any action in respect of the Lipha Agreement, the Distribution Agreement or the Service Agreements, including in respect of any agreement or settlement relating to a dispute or claim for indemnification, without the prior written consent of at least a majority of the Company Designees.

                  Third, Lipha may not cause or permit the Company or its subsidiaries, directly or indirectly, to engage in or enter into any, or to amend or terminate any then validly existing, transaction, arrangement or agreement with, or to make any distribution or dividend of property or monies to, Lipha or any of its affiliates or associates, without the prior written consent of a majority of the Company Designees.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The full $24,426,544 purchase price of the Common Stock to which this Statement relates was paid out of the working capital of Lipha.

Item 4.  Purpose of Transaction.

                  The Acquiror views the purchase of the Shares primarily as an investment. The Acquiror currently owns, as a result of the purchase of the Shares, an approximately 41.7% interest in the Issuer, and the Acquiror continues to review the possibility of amalgamating with one or more other companies in order to create a more widely-held North American manufacturer. However, the Acquiror and the Issuer are not currently discussing any proposal with respect to an amalgamation involving the Issuer, although it reserves the right to do so in the future. The Acquiror does not have any present intention to increase its investment in the Issuer or to dispose of its shares of Common Stock, although it reserves the right to acquire additional securities of the Issuer and to dispose of its shares of the Common Stock, in light of market conditions, its strategic business goals, or other factors.

Item 5.  Interest in Securities of the Issuer.

                  As of June 30, 1998, Lipha owned of record and beneficially 12,213,272 shares of Common Stock of the Issuer and has the sole power to vote and dispose of such shares. Because KGaA is controlled by E. Merck and because Lipha is a substantially wholly-owned subsidiary of KGaA, E. Merck and KGaA may be deemed to be the beneficial owners of the Shares held by Lipha.

                  The Shares constitute 41.7% of the issued and outstanding shares of Common Stock of the Issuer, based on 29,290,153 shares of Common Stock outstanding as of June 30, 1998.

                  Except as set forth herein, there have been no transactions in the Common Stock of the Issuer by the Acquiror or any of the executive officers or directors identified in Schedule A hereto during the 60 days preceding the filing of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth herein, the Acquiror (and the executive officers and directors identified in Schedule A hereto) do not have any arrangements, contracts, understandings or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

        1. Letter Agreement, dated March 25, 1998, among the Issuer, KGaA and Clal.

        2. Stock Purchase Agreement, dated March 25, 1998, by and between Lipha and the Issuer.

        3. Stock Option Agreement, dated June 30, 1998, between the Issuer and KGaA.

        4. Merck Services Agreement, dated as of June 30, 1998, between the Issuer and KGaA.

        5. Stock Option Agreement, dated June 30, 1998, between the Issuer and Genpharm.

        6. Genpharm Services Agreement, dated June 30, 1998, between the Issuer and Genpharm.

        7. Registration Rights Agreement, dated June 30, 1998 between the Issuer, Lipha, KGaA and Genpharm.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1998




                                   MERCK KGaA



                                   By: /s/ K. - P. Brandis
                                       --------------------------------
                                       Klaus Peter Brandis
                                       Head of Legal Department

                                                                      SCHEDULE A

                                   MERCK KGAA
                        DIRECTORS AND EXECUTIVE OFFICERS


                  The address of each of the directors and executive officers listed below is c/o Merck KGaA at its principal offices located at Frankfurter Str. 250, D-64293 Darmstadt, Germany.


Name                                        Position and Principal Occupation                 Citizenship
----                                        ---------------------------------                 -----------
Dr. Heinrich Hornef                         Chairman, Supervisory Board                       Germany
                                            (Aufsichtsrat)

Manfred Bendel                              Vice Chairman, Supervisory Board                  Germany
                                            (Aufsichtsrat)

Flavio Battisti                             Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Jon Baumhauer                               Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Klaus Brauer                                Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Prof. Dr. Christoph Clemm                   Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Dr. Michael Kasper                          Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Brigitte Niems                              Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Dr. Arend Oetker                            Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Hans Schonhals                              Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Dr. Gerhard Ziener                          Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Peter Zuhlsdorff                            Supervisory Board Member                          Germany
                                            (Aufsichtsrat)

Prof. Dr. Hans Joachim                      Executive Board Member                            Germany
Langmann                                    (Geschaftsleitung)


Wolfgang Hohn                               Executive Board Member                            Germany
                                            (Geschaftsleitung)

Edward R. Roberts                           Executive Board Member                            United
                                            (Geschaftsleitung)                                Kingdom

Dr. Michael Romer                           Executive Board Member                            Germany
                                            (Geschaftsleitung)

Prof. Dr. Bernhard Scheuble                 Executive Board Member                            Germany
                                            (Geschaftsleitung)

Prof. Dr. Thomas                            Executive Board Member                            Germany
Schreckenbach                               (Geschaftsleitung)

Dr. Harald J. Schroder                      Executive Board Member                            Germany
                                            (Geschaftsleitung)

Dr. Johannes Sombroek                       Executive Board Member                            Germany
                                            (Geschaftsleitung)

Dr. Walter Bardorff                         Director (Direktor)                               Germany

Rolf Peter Deutsch                          Director (Direktor)                               Germany

Dr. Manfred Engelhardt                      Director (Direktor)                               Germany

Prof. Dr. Christian Flamig                  Director (Direktor)                               Germany

Walter Galinat                              Director (Direktor)                               Germany

Dr. Hartmut Hartner                         Director (Direktor)                               Germany

Dr. Ullrich Hanstein                        Director (Direktor)                               Germany

Dr. Ingeborg Lues                           Director (Direktor)                               Germany

Prof. Dr. Hans-Eckart Radunz                Director (Direktor)                               Germany

Dr. Klaus Reckmann                          Director (Direktor)                               Germany

Prof. Dr. Erhard Schnurr                    Director (Direktor)                               Germany

Joachim Schebel                             Director (Direktor)                               Germany

Jurgen Schupp                               Director (Direktor)                               Germany

Gerardo Uflerbaumer                         Director (Direktor)                               Germany

Dr. Gregor Wehner                           Director (Direktor)                               Germany

Ernst-Jorg Zehelein                         Director (Direktor)                               Germany

Dr. Heinz-Jochen Zwirner                    Director (Direktor)                               Germany

Walter Zywoftek                             Director (Direktor)                               Germany


York Bernau                                 Departmental Director                             Germany
                                            (Abteilungsdirektor)

Dr. Klaus Bofinger                          Departmental Director                             Germany
                                            (Abteilungsdirektor)

Rudolf Bracher                              Departmental Director                             Germany
                                            (Abteilungsdirektor)

Klaus-Peter Brandis                         Departmental Director                             Germany
                                            (Abteilungsdirektor)

Dr. Rolf Fohring                            Departmental Director                             Germany
                                            (Abteilungsdirektor)

Dr. Jurgen Gehlhaus                         Departmental Director                             Germany
                                            (Abteilungsdirektor)

Winfried Muller                             Departmental Director                             Germany
                                            (Abteilungsdirektor)

Gerd Reinhardt                              Departmental Director                             Germany
                                            (Abteilungsdirektor)

Friedrich Schmitt                           Departmental Director                             Germany
                                            (Abteilungsdirektor)

Gerhard Weber                               Departmental Director                             Germany
                                            (Abteilungsdirektor)

                                  Exhibit Index

Exhibit   Description                                                   Page No.
-------   -----------                                                   --------

1.        Letter Agreement, dated March 25, 1998, among the
          Issuer, KGaA and Clal.

2. Stock Purchase Agreement, dated March 25, 1998, by and between Lipha and the Issuer.

3. Stock Option Agreement, dated June 30, 1998, between the Issuer and KGaA.

4. Merck Services Agreement, dated as of June 30, 1998, between the Issuer and KGaA.

5. Stock Option Agreement, dated June 30, 1998, between the Issuer and Genpharm.

6. Genpharm Services Agreement, dated June 30, 1998, between the Issuer and Genpharm.

7. Registration Rights Agreement, dated June 30, 1998 between the Issuer, Lipha, KGaA and Genpharm.